AB 5/2

08031486

SECURITIE[S AND EXCHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital West Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. Robinson, Suite 200
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Hintze (405) 235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 1200, Oklahoma City, OK 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith D. Geary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital West Securities, Inc. (The "Company"), as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN COKER NOTARY # 07009614 EXP. 10/16/11 PUBLIC STATE OF OKLAHOMA

[signature]

Signature

President and Chief Executive Officer

Title

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements and report of independent certified public accountants

Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.)

December 31, 2007 and 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Capital West Securities, Inc.

We have audited the accompanying statements of financial condition of Capital West Securities, Inc. (a wholly owned subsidiary of Affinity Holding Corp.) as of December 31, 2007 and 2006, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital West Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 29, 2008

One Leadership Square
211 North Robinson, Suite 1200
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2007	2006
CASH AND CASH EQUIVALENTS	$1,584,689	$3,259,610
RECEIVABLE FROM CLEARING ORGANIZATION	618,099	834,910
SECURITIES OWNED - AT MARKET, pledged to clearing organization	566,318	296,789
ACCRUED INTEREST RECEIVABLE	1,876	945
INCOME TAXES RECEIVABLE	48,861	-
FURNITURE AND EQUIPMENT, net	33,031	24,742
GOODWILL, net	90,203	90,203
DEFERRED TAX ASSET	-	16,422
OTHER ASSETS	74,886	52,015
	$3,017,963	$4,575,636
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued liabilities and payables	$1,005,288	$1,416,485
Payable to clearing organization	66,318	296,789
Income taxes payable	-	112,183
Total liabilities	1,071,606	1,825,457
COMMITMENTS AND CONTINGENCIES (note H)		
STOCKHOLDER'S EQUITY		
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000	30,000
Additional paid-in capital	853,571	853,571
Retained earnings	1,062,786	1,866,608
	1,946,357	2,750,179
	$3,017,963	$4,575,636

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF OPERATIONS

Year ended December 31,

	2007	2006
REVENUES		
Commissions	$ 5,797,719	$ 6,858,583
Trading profits, net	306,628	640,604
Management and underwriting fees	2,288,396	2,868,934
Interest and dividends	94,088	110,991
Other	484,239	415,703
Total revenues	8,971,070	10,894,815
EXPENSES		
Employee compensation and benefits	6,898,045	8,201,750
Clearing, execution and account charges	393,391	380,105
Communications	245,325	238,758
Occupancy and equipment	199,440	172,952
Depreciation and amortization	17,160	17,160
Professional fees	241,972	247,955
Management Fee	882,742	-
Other operating	899,763	599,077
Total expenses	9,777,838	9,857,757
(LOSS) EARNINGS BEFORE INCOME TAXES	(806,768)	1,037,058
INCOME TAX EXPENSE	9,443	359,472
NET (LOSS) EARNINGS	$ (816,211)	$ 677,586

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2007 and 2006

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2006	$ 30,000	$826,851	$1,227,144	$2,083,995
Net earnings	-	-	677,586	677,586
Modification of employee options	-	26,720	-	26,720
Dividend to Parent	-	-	(38,122)	(38,122)
Balance at December 31, 2006	30,000	853,571	1,866,608	2,750,179
Net loss	-	-	(816,211)	(816,211)
Contribution from Parent	-	-	12,389	12,389
Balance at December 31, 2007	$ 30,000	$853,571	$1,062,786	$1,946,357

The accompanying notes are an integral part of this statement.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2007	2006
OPERATING ACTIVITIES		
Net (loss) earnings	$ (816,211)	$ 677,586
Adjustments to reconcile net (loss) earnings to net cash (used in) provided by operating activities		
Depreciation and amortization	17,160	17,160
Noncash compensation	-	26,720
Deferred tax expense (benefit)	16,422	(1,618)
Changes in operating assets and liabilities		
Receivable from clearing organization	216,811	(100,694)
Securities owned	(269,529)	(66,401)
Accrued interest receivable	(931)	7,759
Income taxes receivable	(48,861)	-
Other assets	(22,871)	224,337
Accrued liabilities and payables	(411,197)	30,423
Payable to clearing organization	(230,471)	66,401
Income taxes payable	(112,183)	(56,257)
Net cash (used in) provided by operating activities	(1,661,861)	825,416
INVESTING ACTIVITIES		
Purchase of furniture and equipment	(25,449)	-
FINANCING ACTIVITIES		
Contribution from Parent	12,389	-
Dividend to Parent	-	(38,122)
Net cash provided by (used in) financing activities	12,389	(38,122)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,674,921)	787,294
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,259,610	2,472,316
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,584,689	$ 3,259,610
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 155,000	$ 384,000

Noncash financing activities:

During 2006, the Company recorded compensation of $26,720 related to a modification of employee stock options.

The accompanying notes are an integral part of these statements.

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Capital West Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is wholly owned by Affinity Holding Corp. (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients (individual and institutional investors) a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. Basis of Presentation

In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2007 and 2006, cash and cash equivalents include approximately $1,310,000 and $2,960,000, respectively, invested in money market accounts.

3. Securities Transactions

Securities transactions and related commission revenue and expense are recorded on the trade date as if they had settled. Investment banking revenue is recorded at the time the services are completed and the income is reasonably determinable.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

4. Securities Owned

Securities owned primarily consist of tax-exempt and corporate securities carried at fair value based on published quotations. For securities with no published quotations, management estimates fair value based on quoted market prices of similar instruments. At December 31, 2007, securities owned consisted of corporate obligations with a fair value of $291,861 and tax exempt obligations with a fair value of $274,457. At December 31, 2006, securities owned consisted of a corporate obligation with a fair value of $158,817 and tax exempt obligations with a fair value of $137,972.

5. Furniture and Equipment

Furniture and equipment include office furniture, computer software and office equipment. Depreciation is calculated under an accelerated method using estimated useful lives of three to seven years. Accumulated depreciation on furniture and equipment was $621,928 and $604,768 at December 31, 2007 and 2006, respectively.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

6. Goodwill

The Company applies Statement of Financial Accounting Standards ("SFAS") 142, *Goodwill and Other Intangible Assets*, which addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangibles with indefinite lives no longer be amortized, but instead be reviewed annually for impairment and tested between annual evaluations if an event occurs or circumstances indicate that there would more likely than not reduce its fair value below its carrying amount. No impairment of goodwill was required for the years ended December 31, 2007 or 2006.

7. Income Taxes

Effective August 9, 2007, the Parent was acquired by The Geary Companies, Inc. ("Ultimate Parent"), a subchapter S corporation. At that time, the Company and the Parent made a qualifying subchapter S election. This election resulted in a change in tax status from taxable to nontaxable.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

7. Income Taxes - continued

Prior to the election, the Company was included in the Parent's consolidated federal and state income tax returns. Income taxes were computed separately for the Company under provisions of SFAS 109, Accounting for Income Taxes.

Prior to August 9, 2007, deferred income taxes were provided to reflect the future tax consequences of the carryforwards and differences between the tax basis of assets and their reported amounts in the financial statements. Deferred income taxes assets and liabilities were reflected at currently enacted income taxes rates applicable to the period in which the deferred tax assets or liabilities were expected to be realized or settled. As changes in tax laws or rates were enacted, deferred income tax assets and liabilities were adjusted through the provision for income taxes. The classification of current and noncurrent deferred tax assets and liabilities was based primarily on the classification of assets and liabilities generating the difference.

8. Stock-Based Compensation Plans

Prior to August 9, 2007 the Parent of the Company had a stock-based employee compensation plans, which is described more fully in Note D to the financial statements. Since these plans were indexed to the Parent's common stock and the Parent's only activity relates to its investment in the Company, any activity in these plans is accounted for and disclosed in the financial statements of the Company.

On January 1, 2006, the Company adopted the provisions of Statement 123 (revised 2004) (Statement 123R), *Share-Based Payment*, which revises Statement 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion 25, *Accounting for Stock Issued to Employees*. Statement 123R required recognition of expense related to the fair value of the stock-based compensation awards, including employee stock options.

Prior to the adoption of Statement 123R, the Company accounted for stock-based compensation awards using the intrinsic value method of Opinion 25. Accordingly, the Company did not recognize compensation expense in the statement of operations for options the Company granted that had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of Statement 123 had been applied using the minimum value method to measure fair value.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

8. Stock-Based Compensation Plans - continued

Statement 123R requires the Company to use the modified prospective transition method and therefore financial results for prior periods have not been restated. Under this transition method, the Company's applying the provisions of Statement 123R to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. At January 1, 2006, the Company's outstanding stock options were fully vested and as a result the adoption of Statement 123R had no affect on the Company's financial statements.

The Parent of the Company had an employee stock ownership plan ("ESOP") that is accounted for in accordance with Statement of Position 93-6, *Employer's Accounting for ESOP*. As such, the Company reports compensation expense based on the fair value of shares contributed to or cash contributed to the ESOP.

9. Advertising Cost

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2007 and 2006 was approximately $173,000 and $90,000.

10. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provisions of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

11. New Accounting Pronouncements

In June 2006 the Financial Accounting Stands Board ("FASB") issued FASB Interpretation No. 48 ("FIN48"), "Accounting for Uncertainty in Income Taxes." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in enterprises' financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The effective date of this Interpretation has been delayed to annual periods beginning after December 15, 2007 by FASB Staff Position FIN 48-b and will not apply to interim statements in the year of adoption. The Company will evaluate the effect of this pronouncement; however, the adoption of this interpretation is not expected to have a material effect on the Company's financial statements.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

11. New Accounting Pronouncements - continued

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, *Accounting for Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the new standard to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115.* SFAS 159 allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities that are not otherwise required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires entities to report those financial assets and financial liabilities measure at fair value in a manner that separates those reported fair values from the carrying amounts of similar assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 establishes presentation and disclosure requirements designed to improve comparability between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted if an entity also early adopts the provisions of SFAS 157. The Company has not yet determined if, or to what extent, the Company will elect to use the fair value option to value financial assets and liabilities or the impact that the implementation of SFAS 159 will have on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes prospective principles and requirement for how an acquirer recognized and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquirer and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for us beginning January 1, 2009. The Company intends to apply the provisions on SFAS 141R to all business combinations after the effective date.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

11. New Accounting Pronouncements - continued

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements- an amendment of Accounting Research Bulletin No. 51,* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interest of the noncontrolling owners. This statement is effective for us beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 160 on our financial position, results of operations or cash flows.

NOTE B - MANAGEMENT'S PLANS CONCERNING FINANCIAL CONDITION

During the year ended December 31, 2007, the Company experienced a net loss of $816,211, used cash in its operating activities of $1,661,861 and had a reduction in its statutory net capital of $858,355. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and continue to meet all regulatory capital requirements. Several factors, which are discussed below, have contributed to the Company's current financial condition:

- A net loss in the amount of $816,211 is reflected in the accompanying financial statements for calendar year 2007. Company management made a strategic decision during 2007 to discontinue offering Oklahoma Tax Credit Funds to its customers, a substantial source of revenue in prior years. Revenue reductions were also the result of the resignation of five experienced brokers in 2007.

- A management fee of $882,742 was paid to the Ultimate Parent during 2007. The management fee was used by the Ultimate Parent to repay a portion of the $5,000,000 debt incurred by the Ultimate Parent in the acquisition of the Company ($500,000), pay interest on the indebtedness ($169,459) and pay $213,283 of other expenses of the Ultimate Parent.

- As reflected in the accompanying Statements of Cash Flows, cash and cash equivalents were reduced substantially ($1,674,921) during 2007. In addition to the net loss increases in asset accounts and/or decreases in current liability accounts of $753,851 further reduced cash and cash equivalents.

- The reduction in regulatory net capital at December 31, 2007 of $858,355 from the prior year balance is largely due to the net loss incurred by the Company in 2007.

NOTE B - MANAGEMENT'S PLANS CONCERNING FINANCIAL CONDITION - CONTINUED

- In January 2008, the Company incurred a loss of approximately $234,000 which primarily resulted from a management fee payment to the Ultimate Parent of $175,000. An increase in discretionary expense, primarily advertising expense of approximately $40,000 and legal expenses of $25,000 also contributed to the loss. Regulatory capital was further reduced by a deemed distribution to the Ultimate Parent of $500,000 used to reduce the Ultimate Parent's indebtedness.

As a result, the Company has developed a plan of operations for the year ended December 31, 2008 which, among other things, reduces expenses, increase revenues and provides increased operating cash flows as follows:

- The Company and the Ultimate parent have requested and all lending institutions have agreed to restructure existing loans to eliminate all principal payments during calendar year 2008. The loan agreements were amended on February 20, 2008 to amortize the loan over a ten year period beginning in 2009. Debt service requirements in 2008 of approximately $28,000 per month are funded through the management fee payment of the Company. Additionally, annual principal payments of $400,000 are required beginning in 2009 and will continue for an additional nine years.

- The Company and the Ultimate Parent have amended the management agreement between the parties to substantially reduce the monthly management fee of $175,000. The Second Amended Management Agreement executed February 1, 2008 requires the payment of a monthly management fee of $70,000.

- Management has undertaken a review of current operating expenses and believes that non-strategic expenses including advertising, professional and other operating expenses can be reduced by $53,500 a month.

- The Company has reduced the payout schedule for brokers hired after April 18, 2007 to a rate below the level previously paid by the Company to existing brokers but which is still very competitive with rates paid to brokers by other broker/dealers.

- Additional brokers with established production have been identified and will likely join the Company before May 2008.

- An Initial Public Offering (IPO) for which the Company is a listed underwriter was scheduled for late January 2008 but, due to market conditions, was postponed. The Company's brokers did very little business in January in anticipation of the IPO. The Company believes the IPO will be effective in March 2008 and, based upon historical experience, if completed will net the Company approximately $240,000.

NOTE B - MANAGEMENT'S PLANS CONCERNING FINANCIAL CONDITION - CONTINUED

- The Company expects to close a significant bond refunding in mid 2008 that will result in a net fee of $300,000. The Company has also recently introduced an investment management service for financial institutions performed by existing Company personnel. Revenues from this product were approximately $65,000 in January 2008 and $112,000 through February 28, 2008, and management believes this revenue will increase for the remainder of 2008.

Although there can be no absolute assurance for completion of management's plan, the Company is confident that these actions will allow it to meet all statutory net capital requirements of the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and continue its operations through December 31, 2008.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification to the Securities and Exchange Commission.

At December 31, 2007, the Company had an aggregate indebtedness to net capital ratio of .63 to 1, with net capital of $1,694,901, which was $1,444,901 in excess of its required net capital of $250,000.

At December 31, 2006, the Company had an aggregate indebtedness to net capital ratio of .60 to 1, with net capital of $2,553,256 which was $2,303,256 in excess of its required net capital of $250,000.

NOTE D - INCOME TAXES

The qualified subchapter S election, effective August 9, 2007, resulted in a change in tax status from taxable to nontaxable (See note A7). The change in tax status resulted in the elimination of deferred tax liabilities and assets as of August 9, 2007 and a corresponding charge to operations.

The provision for income taxes consists of the following for the period from January 1, 2007 through August 8, 2007 and the period from January 1, 2006 through December 31, 2006

Income tax expense consists of the following:

	Year ended December 31,	
	2007	2006
Current tax expense (benefit)		
Federal	$(3,802)	$333,918
State	(3,177)	27,172
	(6,979)	361,090
Deferred tax expense (benefit)	16,422	(1,618)
Total income tax expense	$ 9,443	$359,472

The Company had a net deferred tax asset of $16,422 at December 31, 2006. This deferred tax asset is due to differences between vacation and sick leave accruals and furniture and equipment bases for financial and tax reporting purposes and nondeductible compensation expense recorded for stock options granted.

NOTE E - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer matching contributions as determined by the Company's board of directors, not to exceed 6% of each participant's eligible compensation. During 2006, the Company made a matching contribution of $15,000. During 2007, there were no matching contributions made.

NOTE E - EMPLOYEE BENEFITS - CONTINUED

In October 2003, the Parent finalized a stock option agreement with certain employees of the Company whereby employees were provided an option (fully vested at the time of grant) to purchase 23,000 shares of the Parent's common stock at an exercise price of $3 per share and has a four-year life. In the opinion of management, the price per share at the date of grant approximated the fair market value of the stock. During 2006, options for 16,000 shares were exercised under a short-term inducement to allow cashless exercise and compensation expense of approximately $26,700 was recognized as an expense for those accepting the inducement. Compensation expense was determined based on the intrinsic value immediately before the inducement using the fair value of the Company's stock prior to the inducement as determined by an independent third party.

In addition, in December 2003, the Parent finalized a stock option agreement with two key employees of the Company whereby the employees were provided an option (fully vested at the time of grant) to purchase 20,000 shares each of the Parent's common stock at an exercise price of $1 per share and has a four-year life. In the opinion of management, the price per share at the date of grant was lower than the fair market value of the stock, resulting in compensation expense and a contribution from its Parent during 2003. All options were fully vested and were exercised in August 2007. There are no remaining options outstanding or authorized at December 31, 2007.

The following summarizes information concerning options outstanding under the plan for the year ended December 31:

	2007		2006	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	46,000	$ 1.62	62,000	$1.71
Granted			-	-
Exercised	(46,000)	1.62	(16,000)	3.00
Forfeited	-	-	-	-
Outstanding at end of year	-	-	46,000	$ 1.62
Options exercisable at year-end	-	-	46,000	$ 1.62

NOTE E - EMPLOYEE BENEFITS - CONTINUED

During 2002, the Parent implemented an employee stock ownership plan ("the Plan"). The Plan provides for the Parent to make contributions in either cash or common stock of the Parent on a discretionary basis. Company employees or directors who are 21 years of age or older and have completed one year of service are eligible to participate in the Plan. The Plan is administered by the board of directors of the Parent and contributions of approximately $19,400 made by the Company on behalf of the Parent are included in compensation expense for the years ended December 31, 2005. There were no contributions made during 2006. As of December 31, 2006, 59,391 shares of the Parent's common stock were purchased in prior years have been allocated and the estimated fair value of unvested shares is approximately $3,500. During 2007, all of the shares in the Plan were purchased from the Plans participants for approximately $511,000. At the time, the Plan was terminated.

NOTE F - RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with the Ultimate Parent for the Ultimate Parent to provide, among other things, office space, financial services management, compliance reporting and administrative support. The Company agrees to pay to the Ultimate Parent as base compensation for the services, a monthly management fee of $175,000. The management agreements initial term ends December 31, 2008, and will renew automatically for additional one year terms unless terminated by either party or certain events occur, as defined in the management agreement. A total of approximately $880,000 was paid to the Ultimate Parent under this agreement during 2007.

As a part of the Ultimate Parents debt agreement with a bank, the Company can not declare or make any cash, share or other dividends or distributions on any class of its shares other than for federal and state tax obligations of the Ultimate Parent arising from their status as an S Corporation. Additionally, there are certain restrictions on loans to and payments of bonuses to certain key officers, directors or employees as defined in the debt agreement.

During 2007, the Parent made a cash contribution to the Company in the amount of $12,389.

During 2006, the Company made a dividend to the Parent in the amount of $38,122.

NOTE G - FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS 107, *Disclosures About Fair Value of Financial Instruments.* The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2007 and 2006, the carrying amount of all financial instruments as reflected on the statements of financial condition was the same as their estimated fair value.

For cash and cash equivalents and receivable from and payable to clearing organization, the carrying amount is a reasonable estimate of fair value as such amounts are payable or receivable on demand or generally within five days.

Securities owned are carried at fair value.

The fair value estimates are based on published quotations or management estimates fair value based on quoted market price of similar instruments at December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Total rent expense in 2007 and 2006 was approximately $199,000 and $173,000, respectively. Future minimum rental payments for 2008 total approximately $16,000. There are no future minimum rental payments after 2008.

The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

NOTE H - COMMITMENTS AND CONTINGENCIES - CONTINUED

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, requiring customers to deposit additional collateral or reducing positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. There were no such commitments at December 31, 2007.

On November 14, 2003, the Company was notified that it was named as a defendant to a case filed in the District Court of Pontotoc County, State of Oklahoma through an amended petition. The original petition was filed against the defendants to recoup approximately $1,000,000 which was allegedly embezzled by the plaintiff's employee. The plaintiff's claim against the Company is based on the negligence theory and has not specified the dollar amount it is seeking from the Company, other than it exceeds $10,000. On December 9, 2003, the Company filed a motion to dismiss or, in the alternative, compel arbitration that was heard on January 26, 2004. On July 26, 2004, the Court overruled the Company's motion and on August 25, 2004, the Company filed an appeal challenging the Court's July 26, 2004 ruling. On December 9, 2005, the Oklahoma Supreme Court reversed and remanded the State Court's ruling. On January 6, 2006, a mandate was issued. December 29, 2005 was the deadline for plaintiff to file a petition for rehearing and/or petition for certiorari, and no such filing occurred. As a result, the plaintiff will be required to pursue their claims against the Company in arbitration rather than state court and the Plaintiff has not moved to set arbitration at December 31, 2007.

On April 16, 2005, the Company was notified that it was named as a defendant to a case filed in the District Court of Oklahoma County, State of Oklahoma. The statement claim was filed against the defendant to recoup approximately $2,942,000 in actual and punitive damages. During 2006, the case went to arbitration and an award of $9,900 in favor of the Plaintiff was entered into. On January 3, 2007, the Plaintiff filed a motion to vacate the arbitration award due to omissions of facts by the arbitrator. The District Court entered an order striking and effectively dismissing the Plaintiff's Motion to Vacate. Counsel for the Plaintiff will most likely pursue the matter in the appellate courts.

During 2007, a customer retained counsel and demanded reimbursement of account losses of approximately $230,000. The Company agreed to participate in mediation with the customer, however since that time the customer has taken no steps to initiate mediation in this matter. Outside counsel for the Company has advised that at this state in the claim he cannot offer an opinion as to the probable outcome. The Company believes the claim is without merit and will vigorously defend its position.

In the normal course of business, there are legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these and the above legal actions will not have a material adverse effect on the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

Capital West Securities, Inc.
(a wholly owned subsidiary of Affinity Holding Corp.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Year ended December 31, 2007

NET CAPITAL	$1,946,357
Total stockholder's equity from statement of financial condition	
Deductions	
Nonallowable assets	
Goodwill	90,203
Furniture and equipment	33,301
Deferred tax asset	-
Other assets	74,886
Net capital before haircuts on securities positions	1,747,967
Haircuts on securities positions	(53,066)
NET CAPITAL	$1,694,901
CAPITAL REQUIREMENT	
Minimum capital required to be maintained (the greater of $250,000 or 1/15 of aggregate indebtedness)	$ 250,000
Net capital in excess of requirements	1,444,901
Net capital as above	$1,694,901
Aggregate indebtedness	$1,071,606
Ratio of aggregate indebtedness to net capital	.63 to 1

There were no other material differences between this schedule and the Company's unaudited FOCUS Report Part II as of December 31, 2007, except for the decrease in net capital of approximately $105,600 relating to audit adjustments for management fee expense. Therefore, no further reconciliation is deemed necessary.

Grant Thornton

Accountants and Business Advisors

February 29, 2008

Board of Directors
Capital West Securities, Inc.

In planning and performing our audit of the financial statements of Capital West Securities, Inc. (the "Company") (a wholly owned subsidiary of Affinity Holding Corp.), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Leadership Square
211 North Robinson, Suite 1200
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Grant Thornton LLP

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

END